Exhibit 13

National Cooperative Bank
2003 Annual Report

NCB will support and be an advocate for America’s cooperative and their members, especially in low-income communities, by providing innovative financial and related services.

NCB Financial Highlights
Members’ Equity (in millions of dollars)
‘03
192.8
‘02
175.5
‘01
162.1
‘00
153.5
‘99
147.3

Total Assets (in millions of dollars)
‘03
1,398
‘02
1,240
‘01
1,166
‘00
1,086
‘99
1,056

Net Income (in millions of dollars)
‘03
32.8
‘02
17.5
‘01
12.5
‘00
7.3
‘99
14.7

(in Thousands)

For the years ended
December 31,	2003	2002	2001	2000	1999
Net interest income	$30,030	31,241	34,197	32,184	30,157
Non-interest income	56,785	34,930	21,644	9,558	15,667
Non-interest expense	49,012	45,607	38,544	29,485	28,565
Net income	32,819	17,488	12,527	7,333	14,714
Provision for loan losses	2,535	1,283	3,062	3,207	909

At December, 31
Loans and leases outstanding*	$1,128,669	1,010,051	998,492	978,537	947,898
Members’ Equity	192,758	175,477	162,120	153,453	147,283
Total assets	1,398,247	1,239,677	1,166,439	1,086,486	1,056,510
Allowance for loan losses to loans outstanding	1.9%	1.9%	2.7%	2.4%	2.3%
Managed assets**	4,650,000	4,132,000	3,638,000	3,335,000	3,130,000

*	includes loans held for sale

***	balance sheet assets combined with loans sold and serviced

About National Cooperative Bank and its Family of Companies

National Cooperative Bank (NCB) provides a comprehensive array of financial services to cooperatives and other member-owned organizations across the country. What makes NCB unique is that the bank was created to address the financial needs of an underserved market niche: people who join together cooperatively to meet personal, social or business needs, especially in low-income communities.

NCB’s principal customers are cooperatives, such as grocery wholesaler co-ops, purchasing co-ops or housing co-ops. Other customers share in the spirit of cooperation and are democratically organized, much like traditional cooperatives. Examples are ESOPs, where workers own a large stake in the companies where they work, or Alaska Native enterprises, which, by their very nature, are member-run and member-owned. Other customers are community health centers or charter schools, driven entirely by community needs. What they all have in common is a single fundamental goal – they have joined together to meet a common need.

NCB has offices in Anchorage, Alaska; Oakland, California; Hartford, Connecticut; New York, New York and Washington, DC.

NCB, FSB, a wholly-owned subsidiary of NCB, offers commercial and personal banking services nationwide. NCB, FSB utilizes its deposit base to fund loan products, resulting in more competitive pricing for customers. Its primary focus is on providing mortgage banking, cash management, and a wide variety of consumer loan products and services.

NCB, FSB has offices in Washington, DC; New York, New York and Hillsboro, Ohio.

NCB Development Corporation (NCBDC), NCB’s nonprofit affiliate, provides creative development and financial solutions that empower underserved communities to address the problems poverty creates in America. NCBDC targets initiatives and projects that have the power to transform lives: education, affordable housing, affordable assisted living, economic development, health care for the uninsured, and employment and housing options for persons with disabilities.

NCBDC has offices in Washington, DC and Oakland, California.

Eos Financial Group, a subsidiary of NCB, provides multi-disciplinary independent financial advice to nonprofit, community-based, and member-owned organizations. Eos seeks to assist clients in fulfilling long-term plans or capitalizing on new opportunities, such as acquiring and financing their headquarters.

Eos Financial Group has offices in Washington, DC and Oakland, California.

NCB at a Glance

	Multi-Family &		Community
	Commercial Real		Development
	Estate*	Commercial Lending	Services*	Personal Banking*
Who We Serve	Housing Co-ops; Condominiums and Homeowner Associations; Owners of Commercial Real Estate	Alaska Native Corporations; Assisted Living Facilities; Community-Based Not-for-Profit Organizations; Continuing Care Retirement Communities; Cultural Institution; ESOPs; Grocery and Hardware Retailers and Wholesalers; Nonprofit Healthcare Groups; Purchasing Cooperatives; Trade Associations; Tribal and Native American Enterprises	Affordable Housing Communities; Charter Schools; Community-Based Health Centers; Cooperatives and Community-Based Organizations	Co-op Apartment Owners; Condominium and Homeowners Association Owners; Single-Family Homeowners

	Multi-Family &		Community
	Commercial Real		Development
	Estate*	Commercial Lending	Services*	Personal Banking*
What We Offer	Co-op Financing (Underlying Mortgages, Second Mortgages and Lines of Credit); Bulk Unsold Share Loans; Commercial Real Estate Financing (Construction and Permanent); Cash Management Services; Commercial Checking (including Sweep Accounts), Certificates of Deposit and Money Market Deposit Accounts	Commercial Real Estate Financing (Construction and Permanent; Acquisition and Expansion Financing; SBA Loans; Cash Equipment Loans and Leases; Financial Advisory Services; Letters of Credit; Bridge Financing; Private Placements; Merchant Card Services; Working Capital Financing; Cash Management Services; Commercial Checking (including Sweep Accounts), Certificates of Deposits and Money Market Deposit Accounts	Business and Real Estate Loans; New and Loan-Income Cooperative Development; Charter School Facility Development; Construction Services; Disability Services; Financial and Strategic Advice; Technical Assistance; Traditional and Non-Traditional Lending; Cash Management Services; Commercial Checking (including Sweep Accounts), Certificates of Deposit and Money Market Deposit Accounts	Co-op Apartment Financing (Share Loans); Home Equity Lines of Credit; Consumer Loans (Ohio Residents only); Residential Real Estate Financing; Bill Pay Services; Online and Telephone Banking; Checking and Savings (including Certificate of Deposit and Money Market Deposit Accounts)

Where to Find Us Online	ncb.coop	ncb.coop eosfinancialgroup.com	ncbdc.org chc.coop Home-Access.org NationalDisability Institution.org	ncb.coop

*Products offered through NCB, FSB are FDIC-insured. NCB, FSB is an Equal Housing Lender.

NCB Executive Council

Charles E. Snyder
President and
Chief Executive Officer
20 years of service
csnyder@ncb.coop
(202) 336-7610

Steven A. Brookner
Chief Executive Officer, NCB, FSB
7 years of service
sbrookne@ncb.coop
(202) 336-5479

Patrick N. Connealy
Managing Director, Corporate Banking Group
17 years of service
pconneal@ncb.coop
(202) 336-7623

Charles H. Hackman
Chief Credit Officer
19 years of service
chackman@ncb.coop
(202) 336-7657

Michele Fantt Harris
Managing Director, Human Resources
3 years of service
mfharris@ncb.coop
(202) 336-7702

Mark W. Hiltz
Chief Risk Officer
22 years of service
mhiltz@ncb.coop
(202) 336-7672

Andrew T. Kho
Managing Director
Corporate Banking Group
11 years of service
akho@ncb.coop
(510) 496-2224

Kathleen M. Luzik
Chief Operating Officer, NCB, FSB
12 years of service
kluzik@ncb.coop
(202) 336-7633

Richard L. Reed
Chief Financial Officer
18 years of service
rreed@ncb.coop
(202) 336-7661

Russell J. Schofield
Managing Director, Information Technology
20 years of service
rschofield@ncb.coop
(202) 336-7751

Terry D. Simonette
President, NCB Development Corporation
19 years of service
tsimonet@ncbdc.org
(202) 336-7681

Letter From The President
Any way you look at it, NCB had a very strong year.

Overall earnings climbed to a record level as net income advanced an impressive 87.6 percent to $32.8 million. Across the spectrum, we saw loan volumes increase and market share expand. The most favorable interest rate environment in more than 40 years continued to have a big impact on our results, igniting a flurry of real estate lending. Also, as the economy began to show promise of sustainable recovery, loan originations on the commercial side of our business began to pick up as well.

Our 2003 earnings will translate into increased patronage refunds returned to our members. We expect to be able to distribute refunds totaling approximately $28.2 million, up 54.9 percent over the previous year.

Helping fuel NCB’s positive performance were the gains we achieved on selling real estate loans through the secondary capital markets. We continued to garner the highest possible quality ratings on the bulk of the real estate loans we pooled for sale.

NCB’s credit quality also remained strong. At year-end, delinquent and non-performing loans were at very low levels. Credit quality therefore presents no serious constraint on our lending capabilities going forward. Symbolizing this, at the close of 2003, the amount we allocated to cover possible credit losses on non-performing assets was 971.3 percent of their value.

Fulfilling Our Mission

The year’s numbers are gratifying. They attest to the solidity of the markets we were created to serve and foster.

As a cooperative, we are accountable to our member-customers. We succeed only when they do. So the results we have achieved for the year are in large measure a tribute to our members.

NCB is a financial institution unlike any other. We are driven by one overriding mission – to add value for cooperatively structured organizations. In other words, our ability to grow directly correlates to our members’ capacity to prosper.

A Public Policy Success Story

It was not that long ago that cooperatively organized businesses had few, if any, sources of outside financing. The market was woefully underserved, even up to the mid-1970s. To fill this funding gap, NCB was established in 1978 with $184.0 million from the U.S. Treasury in seed money, which was to be fully repaid with interest by 2020. That start-up financing was converted into subordinated debt in the form of Class A Notes when NCB was privatized in 1981.

Throughout our history, we have succeeded in leveraging the $184.0 million we received into transactions of more than $6.0 billion, including $1.30 billion related to low-income lending. We have generated this financing for our customers without ever having gone back for more taxpayer dollars. And, along the way, we have made regular interest payments to the U.S. Treasury, thus far totaling $140.0 million.

In December 2003, we reached agreement with the U.S. Treasury on NCB’s obligation to repay the Class A Notes. Under this agreement, NCB made a lump sum payment of $53.5 million on the principal balance at the end of the year, financed in part through the issuance of $50.0 million in trust preferred securities. Additional payments will be made each following year, thereby assuring that the Class A notes will be retired by 2020. The agreement also provided for the restructuring of the remaining balance of the Class A Notes, which will result in greater flexibility in managing NCB’s interest rate risk and a lower cost of funds for the next couple of years.

What all of this comes down to is very simple: NCB represents public policy carried out efficiently and effectively. We are a model of privatization that has worked well.

Spreading the Word

We have an encouraging story to tell. The government originally stepped in with seed money to stimulate an underserved market and address unmet needs. That money was compounded several fold over the next 20 years. It was put to work in areas essential to the social and economic well being of the country – homeownership, education, community-based business, health care and employee empowerment. And the government is receiving its money back in full, with interest.

In the fall of 2003, we began a more concerted effort on Capitol Hill to create greater understanding of what NCB has achieved. At a presentation to Senate staff members, we detailed the work we have done through our nonprofit affiliate, NCB Development Corporation, in serving the development and lending needs of low-income communities.

We intend to make more presentations on Capitol Hill in the future – to underscore that NCB can serve as an example of how public policy can be translated into practical solutions for the improvement of people’s everyday lives.

Please take a moment to read the accompanying report from Terry D. Simonette, who has been with NCB Development Corporation for almost 20 years. Terry focuses on the strides we are making in carrying out our low-income mandate. There is no more pressing business for us than helping to provide the resources necessary to bring about change in underserved communities.

Helping Customers Succeed

At a time when the news regularly brings word of yet another mega-merger of financial giants and when banking threatens to become even more impersonal, we remain tightly focused on our customer segment – the cooperative community.

We are a niche player whose success depends on how well we help co-ops and other similarly structured organizations generate returns for their members. That means continuing to provide the resources they need to be effective and competitive.

To this end, we are placing special emphasis in 2004 on selling products and services that cut across traditional market segment lines. Our members are not one-dimensional. They have multiple needs. Yet they often come to us for one particular kind of financing and do not appreciate how well equipped we are to take on their other requirements. So in 2003, we created an employee incentive program to eliminate any vestige of compartmentalization in our approach to customers. By engaging in more “cross marketing” and “cross selling,” we show we can exceed their expectations, delivering more than they assumed. And we do ourselves a favor by building a framework for deeper customer relationships.

A Strategy Producing Results

Three years ago, we made a strategic decision to invest more heavily in our federal savings bank operations. The rationale was to set the stage for growing our deposit base as a major source of NCB funding. No longer would we have to rely so exclusively on the capital markets. Funding diversification would provide NCB greater stability and flexibility in the future as well as lower our costs of doing business.

As a further step in our strategy, in early 2002 we moved all our real estate operations into the savings bank subsidiary, renaming it NCB, FSB. By combining operations, we sought to open up greater opportunities for generating deposit activity among our real estate customers.

Now we are witnessing the wisdom of those actions. The strategy is paying off much earlier than predicted. Our deposits stand at an all-time high of $487.2 million, up 32.1 percent from 2002. We also had another banner year in real estate financing. Our lending to housing co-ops, community associations and commercial real estate operations was up 8.7 percent to more than $701.2 million.

In addition, NCB, FSB experienced an unprecedented surge in consumer co-op, condo and single-family financing nationwide, with originations rising 30.6 percent to $223.9 million.

Additional NCB, FSB Milestones

Fitch Ratings gave full commercial servicer ratings to NCB, FSB in all three of its rating categories – master, primary and special – citing our management and staff’s longstanding experience in servicing loans that back commercial mortgage backed securities as well as our excellent use of technology.

During the year, we partnered with both CS First Boston and Morgan Stanley as well as other loan originators in three commercial mortgage backed securities transactions. NCB, FSB contributed both cooperative and commercial real estate collateral, with the cooperative portion being shadow-rated AAA status, the top quality designation.

American Banker, a weekly newspaper on banking and financial services, listed NCB, FSB as the sixth most profitable bank or thrift in the nation in terms of return on average equity. Of those banks with more than $500.0 million in assets, we ranked second.

We also received a perfect score of 300 from IDC Financial Publishing, an industry-recognized company that evaluates government-reporting financial institutions nationwide. To receive this highest banking industry ranking in 2003 seems fitting. For this was a year in which NCB, FSB was the engine driving our record performance.

Giving Co-ops a Boost

The continued vitality of the cooperative sector as a whole is critical to our future. We have a large stake in seeing the birth of more co-ops and helping create awareness of the significant contributions cooperatives make to our economy and our communities.

Every year, we publish the NCB Co-op 100, in both print and online versions, highlighting the nation’s top 100 co-ops and their contributions to America’s economy. This well-received publication is looked to as a reliable annual snapshot of cooperative business activity across the country, generating thousands of requests for copies from individuals, organizations, media outlets and academic institutions.

We also play a role in the celebrations surrounding National Co-op Month. NCB is part of the committee charged with planning and sponsoring this national observance each October. And in 2003 we decided to do something different. NCB produced a video with an accompanying brochure, titled What is a Co-op? You’d be Surprised, showing how cooperatives are interwoven throughout American society – at work, at home, on our farms and in our cities. You can obtain copies by calling our marketing communications department at 202-336-7742 or by e-mailing your request to marcom@ncb.coop.

To foster the development of new cooperatives, NCB launched a program in mid 2003 whereby eligible applicants may receive up to $50,000 in business planning advances and $75,000 in start-up capital. We see this initiative as an investment in the future of the cooperative sector. Getting a new co-op off the ground can be quite a challenge, especially in low-income communities. Our goal is to make the process a little easier. For application information and further details about the program, contact Terry Simonette at NCB Development Corporation.

Ensuring Compliance

In response to the many corporate accounting scandals over the last few years, Congress passed The Sarbanes-Oxley Act in 2002 mandating certain internal financial controls and corporate codes of ethics. Most of what the legislation called for has been in place at NCB for some time. Nonetheless, in early 2003, the NCB Board of Directors conducted a thorough review of our code of ethics, the role of the audit committee and our oversight policies and procedures. In the process, the board took swift action wherever necessary to ensure compliance with the legislation.

We also met the October 2003 deadline for implementing provisions of the USA Patriot Act of 2001 that apply to financial services institutions. These measures are designed to combat money laundering and thwart the financing of terrorist groups. Our compliance takes the form of a Customer Identification Program, for thoroughly verifying the identity of all new customers of the bank. To ensure maximum effectiveness, all of our employees received mandatory training on the new program.

The Year Ahead

The economy is slated to keep on a favorable track during the coming months. And, though interest rates are projected to inch up and the rage for refinancing to cool down, our real estate markets should prove resilient enough to withstand the buffeting. However, we cannot expect to achieve anything like the volume of real estate originations and earnings we enjoyed in 2003. And this, of course, will have an effect on our bottom line.

Still, we are likely to see significant improvement in the commercial side of NCB’s operations. A reviving economy is likely to spark stepped-up corporate spending, which in turn will strengthen demand for our commercial loan products and services.

So, despite the challenges a rise in interest rates will pose, we look to take advantage wherever we can of an improving economic climate. As preparation, in November, 2003 we felt it necessary to engage in some tough belt-tightening. Those measures included reducing our workforce and refocusing our small business operations. Although painful to implement, these productivity-enhancing steps had to be taken in light of the agreement we struck with the U.S. Treasury for repayment of Class A Notes as well as the changes likely to occur in our markets. It was simply incumbent upon us to lower operating expenses in an effort to increase the value of the services we will offer in the months and years ahead.

Thank You

The customer-focused culture we have nurtured at NCB demands a high level of professionalism from our employees. They must be skilled in building ongoing relationships with you, our customers. This takes knowledge, empathy and persistence. Once again the employees have come through to deliver NCB its best year ever. I compliment them on their dedication and achievement.

Mike Mercer, our outgoing Chair, deserves special thanks. His guidance and support during the past year have been key components of NCB’s success.

Finally, my thanks go out to all of our customers. We appreciate the trust you have placed in us to meet your financing needs. Our commitment is to be of even greater service to you in the coming year.

Charles E. Snyder President and Chief Executive Officer

A Message From Terry Simonette
President, NCB Development Corporation

When Chuck Snyder asked me to give a brief summary of NCB Development Corporation’s low-income activities, I welcomed the opportunity. We had a very good year. Yet I also want to discuss how that success is the product of our unique relationship with NCB.

NCB Development Corporation is a nonprofit community development finance institution. Our mission is to provide creative solutions that help communities address the problems that poverty creates in America. This is a tall order. The challenges we take on – affordable housing, health care for the uninsured, alternative public schools, affordable assisted living, economic development and expanded opportunities for persons with disabilities – do not yield to easy solutions.

Fortunately, we have NCB at our side, with all its expertise in lending to a non-traditional client base – cooperatively structured enterprises. Our missions complement and reinforce each other. There is really no partnership in the development finance world quite like ours. And the latest results we’ve achieved give further evidence of just how potent our combined strengths are.

Together, NCB and NCB Development Corporation facilitated a record $240.0 million in low-income lending and arranged transactions in 2003 – financing that is being put to work to help America’s under-served communities help themselves.

And that is just part of the story.

Not only is our volume of low-income loans at an all-time high, but we’ve been able to bring about capacity-building innovations. Take NCB Development Corporation’s Charter School Capital Access Program, for example. Known as CCAP, this unique capital fund provides financing for public charter school facilities, primarily targeting low-income students.

Although the U.S. Department of Education supplied a credit enhancement to offset risk, finding outside investment monies to capitalize CCAP was not a sure thing. Only when NCB stepped up to the challenge, becoming the fund’s inaugural investor, did other banks and financial institutions do the same.

The result was that CCAP’s funding more than met expectations, closing out at $45.0 million in 2003. Now we are in the process of lining up investment money for a second charter school facilities fund.

There are simply innumerable ways in which our association with NCB is beneficial. In 2003, we launched a new initiative called Together We Can to develop thousands of affordable, resident-owned homes for low-income Americans. And where did we choose to concentrate our efforts as we build this program? New York City. Why? The city is no stranger to the benefits of converting multi-family rental buildings into cooperative-style organizations, in no small part due to the work NCB has done to foster co-op growth over the years as one of the leading financiers in this market.

We are carrying out Together We Can in partnership with the City of New York and several community development organizations, with funding provided by various foundations and agencies.

The reputation of NCB for creative financing and fiscal discipline helps us open doors of opportunity like this. Our nonprofit partners know NCB as a mission-motivated organization, committed to fostering the spread of cooperatively organized, democratically structured endeavors. This orientation gives them comfort and confidence when we approach them to work with us.

Whether it is in community health care, where our facilities lending climbed to a record $60.0 million in 2003, or in affordable assisted living, where we have established ourselves as a leading authority on how to get results, the connection with NCB gives us a leg up. Our ability to pull together needed partnerships and alliances becomes a little easier. And attracting outside funding resources picks up added momentum.

We are drawing on these combined strengths as we seek to integrate our newest initiative, the National Disability Institute (NDI), into all of our activities. Through NDI, our mission is to advance the social and economic independence of persons with disabilities. And this effort cuts across all the program areas in which NCB Development Corporation and NCB are active.

Some 54 million Americans have disabilities, one-third of whom live at or below the poverty level. NCB joins with us in wanting to make sure persons with disabilities gain the resources they need to help them lead productive and independent lives.

NCB Development Corporation and NCB may have separate missions, but they derive from a common conviction: solutions grounded in cooperative principles can give rise to transforming change. It is a powerful notion we strive to make real in everything we do.

2003 Financial Review

NCB experienced a record year in 2003. Net income rose to $32.8 million from $17.5 million in 2002 due to continued strength in real estate originations and sales as well as growth in core assets.

Our credit quality remained very healthy as measured by the decline of non-performing loans from 0.4 percent of total loans at year-end 2002 to 0.2 percent at year-end 2003. (Non-performing loans are loans on which NCB has discontinued accrual of interest.)

Total assets increased to $1.4 billion at December 31, 2003 from $1.2 billion one year earlier.

In all, the NCB family of companies in 2003 originated or arranged $1.1 billion in financing for our member-owners and customers.

As in 2002, we saw strongest growth in our real estate customer segments. Driven by historically low interest rates and expanded market share, originations of underlying cooperative housing,

commercial real estate and community association loans increased 8.7 percent from 2002 to $701.2 million.

Renewed economic growth in 2003 resulted in a turnaround for NCB segments serving commercial customers. After declining steadily since 2000, our commercial loan volume was up 9.5 percent since reaching its low point in the first half of 2003. Signs of gathering strength in our commercial lending activity have continued into early 2004.

Sales and securitizations of cooperative real estate loans on the secondary capital market reached record levels in 2003, with sales of underlying housing, commercial real estate and community association loans rising 19.6 percent from 2002 to $740.6 million.

NCB continued to diversify its sources of funding during 2003. As of December 31, NCB, FSB’s deposits totaled $487.2 million, an increase of 32.1 percent over the 2002. Deposits accounted for 43 percent of NCB’s funding by year-end, up from 37 percent one year earlier.

In December, NCB issued $50.0 million in 30-year trust preferred securities. Proceeds from that issuance combined with cash were used to make a $53.5 million payment to the U.S. Treasury, per an agreement to accelerate the repayment of NCB’s subordinated Class A Notes. This latter transaction, while having many short- and long-term benefits for NCB, resulted in a downgrade by Moody’s Investors Service of NCB’s senior debt rating to Baa2 from Baa1. This action by Moody’s has not had a significant impact on NCB’s access to capital or its cost of funds. Ratings issued by Standard & Poors (BBB) and Fitch Ratings (A-) remained unchanged as did Moody’s ratings of P-2 on NCB’s short-term debt.

NCB’s increased earnings for 2003 will enable us to return more to our members in patronage refunds. In September 2004, NCB will distribute $28.2 million in patronage refunds, an increase of 54.9 percent over the refund distributed in 2003.

The abbreviated financial statements found on the following pages provide further information on NCB’s 2003 business volume, credit quality and earnings. For more detailed information, please review the 2003 SEC Form 10-K.

Richard L. Reed
Chief Financial Officer

Condensed Balance Sheet
December 31,	2003	2002
Assets
Cash and cash equivalents	54,973,344	71,962,441
Restricted cash	9,024,631	4,849,396
Investment securities
Available-for-sale	153,987,320	107,941,909
Held-to-maturity	711,569	3,604,987
Loans held for sale	238,564,404	258,221,210
Loans and lease financing	890,104,691	751,829,454
Less: Allowance for loan losses	(17,098,008)	(14,580,619)
Net loans and lease financing	873,006,683	737,248,835
Other assets	67,979,382	55,848,393
Total assets	$1,398,247,333	$1,239,677,171
Liabilities and members’ equity
Liabilities
Deposits	$487,221,075	368,965,325
Short-term borrowings	249,950,613	220,991,682
Long-term debt	226,712,101	222,514,517
Other liabilities	63,059,269	63,632,262
Subordinated debt	127,999,760	188,096,087
Junior subordinated debt	50,547,000	—
Total liabilities	1,205,489,818	1,064,199,873
Members’ equity
Common stock	149,946,788	140,275,903
Retained earnings	42,810,727	35,201,395
Total members’ equity	192,757,515	175,477,298
Total liabilities and members’ equity	1,398,247,333	1,239,677,171

Condensed Statement of Income
For the years ended December 31,	2003	2002
Interest income
Loans and lease financing	63,106,565	70,188,801
Investment securities	5,204,775	3,095,418
Total interest income	68,311,340	73,284,219
Interest expense
Deposits	9,483,159	7,978,115
Short-term borrowings	18,090,838	14,204,673
Long-term debt, other borrowings and subordinated debt	10,706,934	19,860,582
Total interest expense	38,280,931	42,043,370
Net interest income	30,030,409	31,240,849
Provision for loan losses	2,535,364	1,283,160
Net interest income after provision for loan losses	27,495,045	29,957,689
Non-interest income
Gain on sale of loans	30,735,630	20,862,324
Other	26,049,558	14,067,299
Total non-interest income	56,785,188	34,929,623
Non-interest expense
Compensation and employee benefits	24,421,526	22,804,236
Other	23,590,123	20,802,972
Contribution to NCB Development Corporation	1,000,000	2,000,000
Total non-interest expense	49,011,649	45,607,208
Net income before taxes	35,268,584	19,280,104
Provision for income taxes	2,449,636	1,792,165
Net income	32,818,948	$17,487,939

Selected Financial Data
(In Thousands)
At December 31,	2003	2002	2001	2000	1999
Balance sheet data
Loans held for sale	$238,564	$258,221	$176,541	$99,077	$132,058
Loans and lease financing	890,105	751,829	821,951	879,460	815,840
Total assets	1,398,247	1,239,677	1,166,439	1,086,486	1,056,510
Subordinated debt*	180,536	182,542	182,542	182,542	182,542
Members’ equity	192,758	175,477	162,120	153,453	147,283
Other borrowed funds including deposits	963,884	812,471	776,387	710,367	695,923
For the years ended December 31,
Statement of income data
Total interest income	$68,311	$73,284	$85,333	$93,236	$79,917
Total interest expense	38,281	42,043	51,136	61,053	49,760
Net interest income	30,030	31,241	34,197	32,184	30,157
Net income	32,819	17,488	12,527	7,333	14,714
Ratios
Members’ equity to assets	13.8%	14.2%	13.9%	14.1%	13.9%
Return on average assets	2.5%	1.5%	1.1%	0.7%	1.4%
Return on average members’ equity	17.7%	10.3%	7.9%	4.9%	10.1%
Net yield on interest earning assets	2.4%	2.7%	3.1%	3.0%	3.0%
Average members’ equity as a percentage of
Average total assets	14.4%	14.1%	14.0%	13.5%	14.1%
Average total loans and lease financing **	17.5	16.5%	15.8%	14.9%	15.8%
Net average total loans and lease financing to average total assets **	82.3%	85.3%	88.7%	90.6%	89.0%
Net average earning assets to average total assets	95.5%	95.9%	97.8%	97.7%	97.4%
Allowance for loan losses to loans outstanding	1.9%	1.9%	2.7%	2.4%	2.3%
Provision for loan losses to average loans outstanding	0.3%	0.2%	0.3%	0.3%	0.1%

*	Excludes debt issuance costs and SFAS No. 133 valuation

**	Includes loans held for sale

Board of Directors

NCB’s Board of Directors consists of 15 individuals. Twelve are elected by NCB members and represent cooperative endeavors in industry sectors that include housing, consumer goods, low-income and consumer services, as well as other eligible cooperatives. The remaining seats are available for appointment by the President of the United States. Presidential appointees represent small business, agencies or departments of the federal government, and entities that represent low-income areas. Meetings are held a minimum four times per year.

NCB Board of Directors

William F. Casey, Jr.
President and Chief Operating Officer
The Co-operative Central Bank
Boston, Massachusetts
NCB Board member since 2002 (2)

Irma Cota, M.P.H.
Chief Executive Officer
North County Health Services
San Marcos, California
NCB Board member since 2003 (1)

Rafael E. Cuellar
President and Chief Executive Officer
ECO & Sons, Inc.
Passaic, New Jersey
NCB Board member since November 2002*

Grady Hedgespeth
Senior Vice President and Chief Financial Officer
Seedco/N-Pac
New York, New York
NCB Board member since 2003 (3)

Dean Janeway
President and Chief Operating Officer
Wakefern Food Corporation
Elizabeth, New Jersey
NCB Board member since 2001 (1)

H. Jeffrey Leonard
President
Global Environment Fund Management Corp.
Washington, DC
NCB Board member since 2002 (2)

Rosemary K. Mahoney
Consultant
MainStreet Cooperative Group
Lovingston, Virginia
NCB Board member since 2003 (3)

Stephanie McHenry
Chief Operating Officer
ShoreBank Cleveleand
Cleveland, Ohio
NCB Board member since 2001 (1)

Michael J. Mercer, Chair
President and Chief Executive Officer
Georgia Credit Union Affiliates
Duluth, Georgia
NCB Board member since 1998 (1)

Richard Parkinson
President and Chief Executive Officer
Associated Food Stores, Inc.
Salt Lake City, Utah
NCB Board member since 2003 (3)

Alfred A. Plamann
President and Chief Executive Officer
United Western Grocers Inc.
Commerce, California
NCB Board member since 2003*

Andrew Reicher
Executive Director
Urban Homesteading Assistance Board, Inc.
New York, New York
NCB Board member since 2003 (3)

Stuart M. Saft, Vice Chair
Chairman
Council of New York Cooperatives & Condominiums
Wolf Haldenstein Adler Freeman & Herz LLP
New York, New York
NCB Board member since 1999 (2)

Michael D. Scott
Senior Advisor to the Deputy Assistant Secretary for Government Financial
Policy
U.S. Department of the Treasury
Washington, DC
NCB Board member since November 2002*

Walden Swanson
Chief Executive Officer
Community Consulting Group Cooperative, Inc.
Carrboro, North Carolina
NCB Board member since 2002 (2)

(1) Term ending 2004
(2) Term ending 2005
(3) Term ending 2005
*Appointed by the President of the United States

Corporate Information

Account Information

You can view loan, stock and deposit account information in the Bank Online section at www.ncb.coop. If you have specific questions regarding your account, please contact your loan administrator.

Annual Meeting

NCB’s Annual meeting will be held at 4:00 pm on Tuesday, April 27, 2004 at The Corcoran Gallery of Art in Washington, DC.

Inquiries

For general information on NCB, please contact the Marketing Communications Team at (202) 336-7742 or marcom@ncb.coop.

Corporate Legal Counsel

Shea & Gardner, Washington, DC

Patronage Refund

The Patronage Refund for 2003 will be mailed to NCB members on or before September 15, 2004. For details on how NCB members can directly deposit the cash portion of their refund with NCB, FSB, call (202) 218-7275.

Subsidiaries

NCB’s principal subsidiaries include: NCB Financial Corporation, NCB, FSB, NCB Capital Corporation and Eos Financial Group.

SEC Form 10-K

NCB’s Form 10-K, filed with the U.S. Securities and Exchange Commission, is available online at www.ncb.coop or by contacting NCB’s Treasury Department at (202) 336-7660.

Credits
Project Management: NCB Marketing Communications
Print Design and Production: TFW Design, Inc.
Web Design: NCB InfoTech
Writing: Dan Crampton
Printing: Smith Litho

Copyright National Cooperative Bank, 2004.

Corporate Headquarters
National Cooperative Bank
NCB Development Corporation
1725 Eye Street, NW, Suite 600
Washington, DC 20006
(800) 955-9622; (202) 336-7700
fax (202) 336-7622
www.ncb.coop

Locations
3000 A Street, Suite 406
Anchorage, Alaska 99501
(800) 478-0777; (907) 561-0777
fax (907) 563-4847

1333 Broadway, Suite 602
Oakland, California 94612
(510) 496-2200
fax (510) 496-0404

6 Central Row, 4th Floor
Hartford, Connecticut 06103
(800) 252-4030; (860) 297-0208
fax (860) 547-0054

467 Highway One, Suite 123
Lewes, Delaware 19958
(302) 645-4740
fax (302) 645-4741

250 Park Avenue, Suite 950
New York, New York 10177
(212) 808-0880
fax (212) 808-4396

139 South High Street
Hillsboro, Ohio 45133
(800) 322-1251; (937) 393-4246
fax (937) 393-4064